January 17, 2017

Ms. Jennifer Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Albany International Corp. Form 10-K for the Year Ended December 31, 2015, filed February 26, 2016 File No. 1-10026

Dear Ms. Thompson:

We are pleased to respond to your letter dated December 20, 2016. For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

With respect to the responses that involve a proposed revision to the manner in which the related items were addressed in the filings in which they appeared, we have included in our response an illustration of how the revised disclosure would have appeared in the relevant filing. New additions to the text are underlined. Each illustration would also apply to any future filings in which the disclosure item is repeated.

Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 22

1.	Given the magnitude of the foreign currency translation losses recorded in your other comprehensive income (loss) for the years ended December 31, 2015 and 2014, please provide your investors with more information about these fluctuations in foreign currency translation rates as follows:
•	We note your statement that sales declined due to the broad weakening of foreign currencies against the U.S. dollar. This is a broad statement that could apply to many companies. To make your disclosure more specific to your individual company’s circumstances, please disclose any individual foreign currencies that significantly contributed to the decline in sales and consider discussing in more detail the impact of your operations in these specific currencies on your results. We believe this will provide your investors with greater insight into the factors impacting your international operations and will allow investors to better anticipate the likelihood that past results are indicative of future results. Refer to ASC 830-20-50-3.

•	We note that your analysis of results of operations does not describe the impact of changes in foreign currency translation rates on gross profit. Please explain to us in reasonable detail how you determined no such discussion was needed, including clarifying to us if your products are generally manufactured in the same country in which they are sold.
•	We note that the only expenses you describe in your analysis of results of operations as being significantly impacted by foreign currency translation losses are the Selling, Technical, General and Research expenses. It appears that you are combining two line items from the face of your income statement within this narrative analysis: Technical, Product Engineering, and Research expenses and Selling, General, and Administrative expenses. It also appears from the face of your income statement that Technical, Product Engineering, and Research expenses declined in 2015 significantly more than Selling, General, and Administrative expenses. If certain cost categories are impacted more significantly than others by the change in currency translation rates, please clarify this to your investors. Further, please disclose any individual foreign currencies that significantly contributed to the decline in your expenses and consider discussing in more detail the impact of your operations in these specific currencies on your results.

Response: We acknowledge that changes in currency rates can have a significant effect on operating results.  We also agree that discussion of the impact on sales of changes in the rates of individual foreign currencies, in any period when the impacts are significant, may also be helpful to our investors.  Since Albany Engineered Composites and Corporate expenses are not significantly affected by changes in currency rates, our response to this question is focused on matters affecting Machine Clothing. We propose below an illustration of how such disclosure would have appeared in the MD&A of our 2015 10-K.

The effect of currency rate changes on gross profit in the Machine Clothing segment can be difficult to anticipate because we use a global sourcing and manufacturing model. Under this model, while some non-U.S. sales and associated costs are in the same currency, other non-U.S. sales are denominated in currencies other than the currency in which most costs of such sales are incurred. At the same time, the geographic sources of materials purchased (and the currencies in which these purchases are denominated) can vary depending on market forces, and the Company may also shift production of its products between manufacturing locations, which can result in a change in the currency in which certain costs to produce such products are incurred.

In 2015, approximately 20% of Machine Clothing (MC) sales had U.S. dollar sales prices, but much of the costs of such sales were in the currencies of the countries in which they were produced, principally in Brazil and Mexico. The Brazilian real and Mexican peso weakened in 2015, which reduced Cost of sales related to that revenue. During the same period, approximately 45% of MC sales were both manufactured and sold in currencies other than the dollar, real or peso, and since almost all such currencies weakened against the U.S. dollar in 2015, the gross profit associated with these sales was reduced. While sales subject to the second effect were approximately double those subject to the first effect, the effect was to gross profit, and not cost of sales (a much larger number). As a result, the net impact of these two effects on gross profit was slightly positive in 2015.

Because the net impact of these currency effects was not significant to gross profit, we did not think it helpful to disclose them. We note also that currency effects are based on many estimates. However, we acknowledge that some additional discussion of the impact of currency on gross profit may be of use to some investors, and have included below a proposed revision to the Machine Clothing gross profit discussion.

As noted in your comment about changes in Selling, Technical, General and Research (STG&R) expenses, we combine two line items on the income statement for the purpose of the Management’s Discussion and Analysis to be consistent with how management establishes objectives and monitors performance. While, as you note, it appears from the face of our income statement that Technical, Product Engineering and Research expenses declined in 2015 significantly more than Selling, General and Administrative expenses, the impact of currency translation rates on each line item was in fact comparable. Changes in currency translation rates caused Machine Clothing Selling, General and Administrative expenses to decline $10.9 million (11% of the amount that would have been reported for 2015, if rates had not changed) and Technical, Product Engineering and Research Expenses by $2.6 million (8% of the amount that would have been reported for 2015, if rates had not changed). As noted in our 2015 10-K, 2015 Machine Clothing STG&R expenses were also reduced $2.7 million by restructuring initiatives and $2.7 million for less travel, both of which principally affected Technical, Product Engineering and Research expenses. Additionally, the individual line items on the income statement were affected by a shift in focus for many Machine Clothing employees that had been focused on research and product development prior to 2015. Starting in 2015, they were reassigned to identification of customer solutions and introduction of new products into the marketplace, which had no effect on total STG&R expenses, but resulted in a transfer of cost between the two lines of the income statement.

See below the revisions to 2015 Form 10-K, pages 22, 23, 24 and 25, that we propose to include in our Annual Report on Form 10-K for the year ended December 31, 2016. We would also expect to include similar detail in future filings with respect to future periods.

Net Sales – page 22-23

The following table summarizes net sales by business segment:

2015 vs. 2014

•	Changes in currency translation rates had the effect of decreasing net sales by $39.6 million during 2015, compared to 2014 ~~due to the broad weakening of foreign currencies against the U.S. dollar.~~ Approximately 80% of that decrease was due to European-based sales, which were principally transacted in euros. On average, the euro was approximately 17% weaker in 2015.
•	Excluding the effect of changes in currency translation rates:
o	Consolidated Net sales increased 0.6%.
o	Net sales in MC decreased 1.3%.
o	Net sales in AEC increased 13.9%.
•	Excluding the effect of changes in currency translation rates, the year-over-year decline in MC segment sales was primarily attributable to lower sales in the North American printing and writing markets.
•	The AEC segment sales increase was due to higher sales related to the LEAP and GE9X programs.

Gross Profit – Page 23-24

The following table summarizes gross profit by business segment:

The decrease in gross profit during 2015 was principally due to the net effect of the following individually significant items:

•	Changes in currency translation rates from 2014 to 2015 had a slightly positive effect on Machine Clothing gross profit. In 2015, approximately 20% of Machine Clothing (MC) sales had U.S. dollar sales prices, but were manufactured by non-U.S. subsidiaries, principally in Latin America. The Brazilian real and Mexican peso weakened in 2015, which reduced Cost of sales related to that revenue. Approximately 45% of MC sales were manufactured and sold in currencies other than the dollar, real or peso, and since almost all currencies in which we operate weakened against the U.S. dollar in 2015, the gross profit in these other countries was reduced by changes in currency translation rates. The net impact of these two effects on gross profit was slightly positive in 2015.
•	The remaining increase in MC gross profit ~~was principally due to the effect on~~ reflects lower costs for raw materials and freight that resulted from ~~lower~~ reduced crude oil costs.
•	The decrease in AEC gross profit was principally due to a charge of $14.0 million for a revision in the contract profitability of its BR 725 program which is a long-term manufacturing contract in the Boerne, Texas facility.

Selling, Technical, General, and Research (STG&R) – page 24

Selling, Technical, General and Research (STG&R) expenses include selling, general, administrative, technical, product engineering and research expenses. The following table summarizes STG&R by business segment:

The decrease in STG&R expenses in 2015 comparison of 2014, was principally due to the net effect of the following individually significant items:

•	Changes in currency translation rates reduced MC STG&R costs by $13.5 million. Approximately 60% of that decrease was related to European-based costs, which were principally incurred in locations with the euro and the Swedish krona as the functional currency.
•	MC revaluation of nonfunctional currency assets and liabilities resulted in gains of $5.1 million during 2015 and gains of $3.9 million in 2014.
•	Restructuring activities and reduced travel in MC each resulted in a $2.7 million decline in STG&R.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

1. Accounting Policies

Inventories, page 53

2. We note you changed the method you utilize to value your inventory from average cost to the first-in-first-out method. Tell us the facts and circumstances that caused you to change your inventory valuation method. Further, explain to us why you did not clearly disclose that a change had occurred. With reference to ASC 250-10-45-2, tell us how you determined this new cost flow assumption was preferable. Lastly, please provide the disclosures required by FASB ASC 250-10-50 and a preferability letter from your auditor as required by Item 601(b)(18) of Regulation S-K, or advise us why this disclosure and preferability letter are not required.

Response: We respectfully submit to the Staff that we have made no change to the inventory valuation methods or cost flow assumptions that we have historically used. The change in our policy disclosure that you noted was an attempt to refine the description of the method used to value our inventories. We use a standard cost methodology, and our prior accounting policies footnote referred to average cost, which is an element of the method we use in evaluating our standard costs of inventory. We regularly evaluate our purchase price and other variances, and adjust the standard cost valuation of inventories to reflect actual costs, principally on a first-in, first-out basis, and believed that to be a better overall description of our Company’s inventory accounting policy.

See below the revisions to 2015 Form 10-K, page 53, that we propose to include in our Annual Report on Form 10-K for the year ended December 31, 2016. We would also expect to include similar detail in future filings with respect to future periods.

Inventories

Costs included in inventories are raw materials, labor, supplies and allocable depreciation and overhead. Inventories are valued ~~stated~~ at the lower of cost (which generally approximates actual cost on a first-in, first-out basis) or market~~, with cost determined using the first-in first-out method~~. The Company writes down the inventory for estimated obsolescence and to lower of cost of market value based upon assumptions about future demand and market conditions. If actual demand or market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Once established, the original cost of the inventory less the related write-down represents the new cost basis of such inventories.

7. Income Taxes, page 68

3. We note you recorded a worthless stock deduction in the fourth quarter of fiscal 2015. Please explain to us the circumstances leading to this deduction. We note from your disclosure on page 93 this deduction relates to the Company’s investment in a German subsidiary. Further, we have read your disclosure on page 25 which indicates your decision to discontinue manufacturing operations at the German facility in the second quarter of fiscal 2015. Explain to us your accounting basis for this deduction and why you did not record the tax benefit of the deduction in an earlier period, such as when you made the decision to cease operations at the manufacturing facility in the second quarter of fiscal 2015.

Response: For a worthless stock deduction, under IRC §165(g)(1), the Company must prove that its stock in its German entity (WFG) became worthless in 2015. Treasury Regulation Section 1.165-1(b) provides that in order to take a deduction, the loss must be (a) evidenced by a closed and completed transaction, (b) fixed by identifiable events, and (c) actually sustained during the taxable year. The Internal Revenue Code, however, does not define “worthlessness.” A single event will not generally satisfy the worthlessness test in the absence of other factors that indicate that no value remains in the stock. Even if a taxpayer can determine worthlessness, it must also prove that the recognition of the loss in a particular taxable year is appropriate.

Morton v. Commissioner, 38 B.T.A. 1270 (1938) aff'd, 112 F. 2d 320 (7th Cir. 1940), described the year in which stock becomes worthless as the year in which, “there is no reasonable hope and expectation that it will become valuable at some future time…”

Thus, for a corporation's stock to be considered as worthless, the corporation must not only have no current liquidating value, but also no hope of future profitability. Although the Company announced the decision to discontinue manufacturing operations at WFG in the second quarter of 2015, this announcement was not the culmination of a closed/completed transaction. There were several critical events that needed to transpire before the aforementioned criteria could be satisfied. They are as follows:

•	In January of 2015, WFG had approximately 50 employees and was continuing to produce products. During the second quarter of 2015, the Company announced that manufacturing operations would cease. However, as late as December 2015, certain employees remained in WFG who were responsible for performing final administrative activities related to the winding up of its manufacturing business.

•	In the third quarter of 2015, WFG and Albany International Europe GmbH terminated the Manufacturing Services Agreement under which WFG had exclusively sold its output.

•	In the third quarter of 2015, WFG put its manufacturing site up for sale. WFG received a verbal offer in the fourth quarter of 2015.

•	In December 2015, WFG concluded an agreement to sell key manufacturing equipment to a foreign affiliate. This was its most important piece of equipment and essential for manufacturing operations. A customs representative of the purchaser inspected the equipment in December 2015 for its importation.

•	In the fourth quarter of 2015, the value of the pension liability of WFG was finalized. This liability was one of the final pieces of information necessary to evaluate the solvency of WFG. Solvency is the determining factor in being able to defend a worthless stock deduction.

The culmination of the events outlined above illustrates that during the fourth quarter of 2015 (but not sooner), there was no reasonable hope or expectation that WFG would become valuable at some future time as it had no manufacturing operations, no manufacturing equipment and the outstanding liabilities substantially exceeded the remaining assets of WFG.

Once it had been determined that WFG was insolvent, the Company then applied IRC section 165(g)(3), to determine if the worthless stock deduction should be treated as ordinary versus capital for tax purposes. This analysis was completed in the fourth quarter of 2015.

In addition, due to the magnitude of the deduction, the Company sought the tax technical advice of a third party tax law firm to support management’s assertion that the worthless stock deduction criteria were met as of December 31, 2015. The accounting basis for the worthless stock deduction is discussed in ASC 740-10-25-6 which states, in part, “An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.” The tax technical opinion, received in January 2016, confirmed management’s considerations of the facts and circumstances summarized above, as well as the criteria set forth in the above referenced ASC.

Based on the foregoing, we are confident that it was appropriate to recognize the effect of the worthless stock deduction, and that the the fourth quarter of 2015 was the appropriate period in which to recognize the benefit.

Sincerely,

 /s/ John B. Cozzolino

John B. Cozzolino

Chief Financial Officer and Treasurer